EXHIBIT 12

ITT CORPORATION AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
AND CALCULATION OF EARNINGS TO TOTAL FIXED CHARGES AND
PREFERRED DIVIDEND REQUIREMENTS

	Year Ended December 31
(In Millions)	2007	2006	2005	2004	2003

Earnings:
Income from continuing operations	$633.0	$499.7	$528.8	$408.2	$353.2
Add (deduct):
Adjustment for distributions in excess of (less than) undistributed equity earnings and losses(a)	2.1	1.0	0.8	(0.4)	(0.8)
Income tax expense	265.5	227.6	144.7	154.8	122.3

	900.6	728.3	674.3	562.6	474.7

Fixed Charges:
Interest and other financial charges	114.9	86.2	75.0	50.4	43.2
Interest factor attributable to rentals(b)	33.1	28.3	28.9	26.8	21.5

	148.0	114.5	103.9	77.2	64.7

Earnings, as adjusted, from continuing operations	$752.6	$613.8	$570.4	$485.4	$410.0

Fixed Charges:
Fixed charges above	$148.0	$114.5	$103.9	$77.2	$64.7
Interest capitalized	—	—	—	—	—

Total fixed charges	148.0	114.5	103.9	77.2	64.7
Dividends on preferred stock (pre-income tax basis)	—	—	—	—	—

Total fixed charges and preferred dividend requirements	$148.0	$114.5	$103.9	$77.2	$64.7

Ratios:
Earnings, as adjusted, from continuing operations to total fixed charges	5.09	5.36	5.49	6.29	6.34

Earnings, as adjusted, from continuing operations to total fixed charges and preferred dividend requirements	5.09	5.36	5.49	6.29	6.34

Notes:

(a)	The adjustment for distributions in excess of (less than) undistributed equity earnings and losses represents the adjustment to income for companies in which less than 50% equity is owned.

(b)	One-third of rental expense is deemed to be representative of the interest factor in rental expense.

(c)	Prior years’ amounts have been adjusted to reflect the impact of Switches, FHS, Richter and NS&S discontinued operations.